# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sabre Corporation, CIK 0001597033
CUSIP: 78573M104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3150 SABRE DRIVE, SOUTHLAKE, Texas (TX), 76092
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001632958-26-000002
Filed by CIK 0001632958

## Reporting persons
- Discerene Group LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 39,093,531; sole dispositive power 0; shared dispositive power 39,093,531; aggregate amount beneficially owned 39,093,531 (9.9% of the class)
  Comment: Please see note in Item 4(a)
- Discerene Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 39,093,531; sole dispositive power 0; shared dispositive power 39,093,531; aggregate amount beneficially owned 39,093,531 (9.9% of the class)
  Comment: Please see note in Item 4(a)
- Soo Chuen Tan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 39,093,531; sole dispositive power 0; shared dispositive power 39,093,531; aggregate amount beneficially owned 39,093,529 (9.9% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Sabre Corporation
Address of issuer's principal executive offices:
3150 SABRE DRIVE
SOUTHLAKE, Texas 76092

## Item 2. Person Filing
Name of person filing:
Discerene Group LP*
Discerene Holdings Inc.*
Soo Chuen Tan*
Address of principal business office or, if none, residence:
2777 SUMMER STREET
SUITE 301
STAMFORD, CONNECTICUT 06905
Citizenship:
Discerene Group LP - Delaware
Discerene Holdings Inc. - Delaware
Soo Chuen Tan - Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Discerene Group LP - 39,093,531*
Discerene Holdings Inc. - 39,093,531*
Soo Chuen Tan - 39,093,531*

*The Common Stock (the "Shares") of Sabre Corporation (the "Issuer") reported herein are directly held by private investment funds (the "Discerene Entities") for which Discerene Group LP serves as the investment manager (the "Adviser"). Discerene Holdings Inc. serves as the general partner of the Adviser (the "General Partner"). Soo Chuen Tan serves as the President of the General Partner of the Adviser (the "President," collectively with the Discerene Entities, Adviser, and General Partner, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Discerene Entities.

The percentage of class reported herein is based on a statement in the Issuer's Form DEF14A filed on March 19, 2026 that there were 395,173,142 Shares outstanding as of March 2, 2026.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Discerene Group LP - 9.9%*
Discerene Holdings Inc. - 9.9%*
Soo Chuen Tan - 9.9%*
Sole power to vote or to direct the vote:
Discerene Group LP - 0
Discerene Holdings Inc. - 0
Soo Chuen Tan - 0
Shared power to vote or to direct the vote:
Discerene Group LP - 39,093,531*
Discerene Holdings Inc. - 39,093,531*
Soo Chuen Tan - 39,093,531*
Sole power to dispose or to direct the disposition:
Discerene Group LP - 0
Discerene Holdings Inc. - 0
Soo Chuen Tan - 0
Shared power to dispose or to direct the disposition:
Discerene Group LP - 39,093,531*
Discerene Holdings Inc. - 39,093,531*
Soo Chuen Tan - 39,093,531*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Discerene Group LP: /s/ Soo Chuen Tan, Soo Chuen Tan, President of the General Partner, Discerene Holdings Inc. (05/15/2026)
- Discerene Holdings Inc.: /s/ Soo Chuen Tan, Soo Chuen Tan, President (05/15/2026)
- Soo Chuen Tan: /s/ Soo Chuen Tan, Soo Chuen Tan, Individually (05/15/2026)